Exhibit 2

What’s important to you is important to us. 2015 Westpac Group Annual Review & Sustainability Report

It's personal.

It's more than being a bank—becoming a world renowned service organisation is more than knowing and serving customers. It's about understanding what matters to them, how we can help, and make a real difference in their lives. Getting that right is deeply personal to every one of our 40,000 people at the Westpac Group.

CONTENTS

02 CHAIRMAN'S REPORT
05 WESTPAC AT A GLANCE
06 CEO'S LETTER
- 08 Service-led strategy
- 12 2015: A solid financial performance
- 15 Divisional performance
- 16 Asset quality continues to improve
- 17 Impact of changing regulation
- 18 Summary

20 SUSTAINABLE FUTURE
24 FIVE-YEAR SUMMARY
26 BOARD AND EXECUTIVE TEAM
28 REMUNERATION
29 FINANCIAL CALENDAR & CONTACT DETAILS

Meet Gail. Aspiring hospitality professional.

"I was so shy, I could hardly look at anyone in the eye, let alone speak to them."

This is how Gamilaraay woman Gail Morgan felt before she joined the Warrigal Program, a hospitality apprenticeship co-created last year by Westpac and catering partner Compass Group. A year into the program, with her newfound confidence and industry qualifications, Gail works full time at Westpac Place in Sydney.

The best part for Gail is she can now share her success with her family. "I love taking my nephews out to the cinema or for an ice cream on the weekends. They know I can do that now because I have a great job. And they want to have a great job too, just like their aunty," Gail said.



"For anyone out there who's shy like I was, I'd say just give it a go. I did, and life is so much better now."

The Warrigal Program is one of the innovative ways Westpac is initiating long term career pathways for Aboriginal and Torres Strait Islander people in line with the aspirational commitments set in our Reconciliation Action Plan.

My mum would be amazed if she could see me now.

Westpac Banking Corporation ABN 33 007 457 141

What's important to our stakeholders

Shareholders[1]

Ordinary dividends up

3% ↑

Cash earnings up[2]

3% ↑

Reported profit up[3]

6% ↑

Cash return on equity[4]

15.8%

Expense to income ratio (cash basis)

42.0%

Sector leading

Customers

Customer complaints down[5]

31% ↓

Requests for cardless withdrawals

0.7m+

Pre-approved limits for existing business customers via LOLA[6]

$30bn+

Products per customer[7]

2.98

Up from 2.96 ↑

Customers

13.1m

Employees

Women in leadership up from 44% to

46%

High performer retention rate remained high at

95%

Lost time injury frequency rate improved from 1.1 to

0.8

Employees using flexible work arrangements

63%

Bankers professionally qualified through our Best Banker program

4,000+

Community

Community investment

$116m

CleanTech and environmental services sector lending

$6.1bn

Social and affordable housing sector lending

$1bn

Up 24% ↑

232 grants and scholarships awarded from Westpac Group's foundations valued at

$4.1m

People undertaking Westpac's financial literacy education programs

67,122

Assurance over the content and key data sets in this report is provided by Ernst & Young. Detailed assurance statement available in the 2015 Sustainability Performance Report at www.westpac.com.au/2015AnnualReview

1 All comparisons in this review are against results for the 12 months ended 30 September 2014 unless otherwise stated.
2 Cash earnings is net profit attributable to equity holders adjusted for the impact of treasury shares, fair value on economic hedges, amortisation of intangible assets and one-off significant items not part of ongoing business operations.
3 Net profit attributable to owners of Westpac Banking Corporation.
4 Cash earnings divided by average ordinary equity.
5 Across Westpac Retail & Business Banking, St George and BT Financial Group.
6 LOLA is Westpac's Live Online Lending Application platform, limits conditionally pre-approved.
7 Westpac Retail & Business Banking and St George.

Annual Review & Sustainability Report 2015 01

Choosing a new CEO is one of the most important roles of a Board and we were very pleased to appoint such a strong executive with the skills and experience to take Westpac into its third century. In selecting a new CEO, the Board set clear criteria and undertook a global search. I would like to share some of our considerations with shareholders as it reinforces how the Board thinks about Westpac’s future, and the areas we want to develop. At the top of our criteria list, the Board was looking for a seasoned banking executive with excellent leadership skills. While it may appear obvious, it is important to highlight that banking is a complex industry and the Board strongly believes that deep banking experience is essential to run one of the largest banks in the world. On strategy, the Board is committed to our customer-centric approach, and we were looking for an executive who would further develop this strategy while recognising the significant change facing our industry. Accordingly we sought a CEO who was alert to the issues and had the capability to proactively respond and turn opportunity into advantage. Brian Hartzer met this criteria, particularly with his strong grasp of digital technologies and how they are impacting our industry. This, combined with his success in managing our Australian Financial Services division for the prior three years, made Brian the clear choice for CEO. Lindsay Maxsted. Positioned for the future. Performance summary The Group has had another solid year in 2015. Cash earnings1 were $7,820 million, an increase of 3% over the previous year. The company uses cash earnings as a key metric for determining dividends and believes it is the most appropriate measure for assessing financial performance. Statutory net profit in 2015 increased 6% to $8,012 million. This year, the Group reported some significant infrequent items including a gain on the partial sale of BT Investment Management (BTIM), a tax benefit associated with our acquisition of select Australian businesses of Lloyds Bank, and costs from changes to the accounting of technology investment spending. Because of their size and nature they were excluded from the calculation of cash earnings. Chairman’s Report In another period of significant change and development, Westpac has continued to deliver value for shareholders. The 2015 financial year has been another significant period for Westpac. We appointed a new CEO, refreshed the Group’s strategy, and proactively responded to regulatory change. At the same time we have supported shareholders by enhancing the value of the franchise and increasing dividends. In February 2015 Brian Hartzer commenced as our 25th CEO, taking the reins from Gail Kelly who had successfully led your company for the previous seven years. Gail was a great leader and left the organisation in very good shape. 1 Results refer to cash earnings unless otherwise stated. For an explanation of cash earnings see footnote 3 of the Performance Highlights section of Westpac’s full Annual Report. 02 Westpac Group

Dividends The Group’s solid financial performance has supported a further increase in dividends through the year. The 2015 final dividend was 94 cents per share fully franked, and combined with the 2015 interim dividend, total dividends for the year were 187 cents per share, an increase of 3%. Comparing dividends paid to the share price at 30 September 2015 of $29.70, that translates to a yield of 6.3%. While dividends have increased, because of our capital initiatives, the path of increases has slowed with a one cent per share rise over the last two halves. We continue to pay out a high portion of profits as dividends to distribute franking credits that are valued by shareholders. It is important to highlight that despite increasing capital, we have maintained our dividend approach of steadily increasing dividends within a sustainable pay-out ratio. While on the topic of dividends, a number of shareholders have written to me following suggestions that Australia’s imputation system should be reviewed. I am on the record as being a strong advocate of Australia’s imputation system. There are a number of reasons for this view but in summary Australia’s imputation system: removes the double taxation of company profits; encourages appropriate balance sheet settings by companies; reduces the incentive for companies to minimise tax; and it supports the efficient allocation of resources across the economy. It is good tax policy and good for our economy and we will continue to make our views well known. Cash earnings growth was supported by a solid operating performance across all divisions which led to a 4% rise in operating revenue, and a 3% lift in core earnings (profit before impairment charges). The Group’s key financial metrics also remained strong with a cash return on equity of 15.8%, net interest margin of 2.08% and an expense to income ratio of 42%. This latter efficiency metric places Westpac as one of the more efficient banks in the world. to 9.5% by September 2015 and above our preferred range. In July this year APRA responded to the FSI report, including announcing changes to the calculation of risk weighted assets for Australian mortgages. That change is to apply from 1 July 2016. This was significant, increasing the capital we need to support our Australian mortgage portfolio by over 50%. The size of this required increase led us to announce a fully underwritten pro rata Entitlement Offer to raise approximately $3.5 billion of additional equity. We decided to raise capital via an Entitlement Offer as we felt this was the fairest alternative for shareholders. At the time of writing, the Entitlement Offer had not been finalised but feedback has been very positive. The institutional offer was particularly well supported with approximately 95% of institutional entitlements being taken up. In aggregate, and following the Entitlement Offer, we will have topped up our capital by around $6 billion this calendar year with the majority raised from existing shareholders. The Board and I greatly appreciate the very strong support from shareholders for these initiatives. Changes in the capital required by the Australian banks is part of a global debate on how much capital banks should hold. In essence, regulators are aiming to avoid a repeat of the Global Financial Crisis. This is a worthy aim, and we are advocates for strong banking systems that are able to withstand crisis. Australia has a very strong banking sector, recognised by many as one of the strongest in the world, but remaining strong requires constant vigilance as the next source of stress is usually different from the last. Regulatory objectives to strengthen the banks are supported, but at the same time we must acknowledge the sector’s strong starting point and that efforts to further strengthen banks, and balance sheets, come at a cost. Requiring banks to hold more capital for example has real costs. It impacts returns, it increases costs to borrowers and it impacts the economy by diverting resources from other productive uses. It is vital that we seek to get this balance right between capital and strength, particularly at a time when our economy is in need of both confidence and investment. Strength remains a hallmark of Westpac with all dimensions improving. A hallmark of Westpac is strength and this continued in 2015 with all dimensions of the business improving, including: — Asset quality has further improved with impaired assets declining 19% and delinquent accounts remaining low; Capital levels have significantly lifted; and Funding and liquidity remain strong with total liquid assets reaching $136 billion and the liquidity coverage ratio reaching 121%. — — Capital Following the release of the final report from the Financial System Inquiry (FSI) in late 2014, capital has been a hot topic across the industry. Among a range of considerations, the FSI report recommended that Australian banks needed to be “unquestionably strong” and to achieve that they would need to increase capital. We responded, raising capital early and aiming to lift our capital ratios to the upper end of our preferred range. That preferred range for our common equity tier 1 (CET1) capital ratio is between 8.75 and 9.25%. This saw Westpac raise $2 billion of equity with our 2015 first half result. We also raised a further $0.5 billion from the partial sale of our shareholding in BTIM. These initiatives contributed to increasing our CET1 capital ratio 1 Dividend per ordinary share (cents) 2015 187 2014 182 174 2013 166 2012 2011 156 1 Excludes special dividends of 20 cents per share in 2013. Annual Review & Sustainability Report 2015 03

Chairman’s Report The operating environment Banking is undergoing significant change; changes in technology, changes in customer behaviour and changes in regulation. If anything, these trends have accelerated. Technology, or the digital revolution, is a particular challenge for Boards because, as has been experienced in other industries, it has the potential to materially impact the value of the business. This year the Board devoted more time to technology developments and issues such as cyber-crime, disruption, and the progress on our various technology investments. Our technology management team has also been strengthened through the year. Technology and potential disruption are topics we take very seriously and I am pleased that we have maintained a dedicated Board Technology Committee since 2009 to lead our thinking on these matters. Regulatory change has also been significant across the sector through 2015. In addition to capital increases we have needed to respond to changes in regulation across a range of areas including superannuation, financial planning and liquidity management. We have also responded to inquiries on financial advice and on credit cards. At the same time, failures in other banking markets have prompted regulators to question whether the same issues exist in Australia or not, and this has increased regulatory scrutiny. All these elements have involved significant cost and effort. We are working cooperatively with regulators to continue to protect customers and hope that future change will not impose excessive costs or stifle innovation. The operating environment for banks more generally has been supportive although sentiment remains cautious. This can be seen in consumer spending and their approach to borrowing. For businesses, caution is reflected in modest investment and conservative balance sheets. As a result, credit growth has hovered at around 6% for much of 2015. The flip side to caution and modest growth is that consumer and business balance sheets are healthy and asset quality remains in excellent shape. We have seen stronger growth in housing, along with commercial property and infrastructure. That growth has tended to be skewed to NSW and Victoria, which have been less impacted by the slowdown in mining. Conversely, growth in Western Australia has been more subdued with the economy adjusting to lower incomes as mining investment eases. these factors is an expected further contraction in mining investment and a smaller contribution from residential construction. These forecasts are reliant upon some further weakness in the Australian dollar, ongoing record low interest rates, and a stable year for our terms of trade. A bright spot will be the ongoing recovery in Australia’s net exports of services that are benefitting significantly from the competitive Australian dollar. These sectors, along with health and professional services, are boosting jobs growth. Lead indicators point to the unemployment rate initially stabilising before drifting lower as economic growth improves. For banking, we are expecting broadly similar credit growth to that achieved in 2015 although the composition is expected to be a little different, with improved business lending and an easing in housing growth. Competition is expected to remain strong as the sector adjusts to holding more capital. Board composition Following some major changes in the Board over recent years, 2015 was a period of moderate change. Brian Hartzer joined the Board on becoming CEO while Gail Kelly retired. We also welcomed Craig Dunn to the Board in June. Craig is a strong addition, and as the immediate past CEO of AMP Limited brings experience as a recent executive and a deep understanding of wealth management—a key area of growth for the Group. Craig also brings additional digital insights to the Board as Chairman of the recently opened Stone and Chalk. Stone and Chalk is a fintech hub supporting digital innovation in financial services in Australia. Summary It has been another good year for Westpac. Our divisions are in good shape, performance has been sound and we have materially strengthened the company’s balance sheet. Banking is undergoing significant change but given our clear strategy, ongoing investment and strong management team, your company is well positioned for the changing environment. Westpac is well placed to continue delivering sound returns to shareholders. Outlook We continue to be positive about the outlook for Australia and New Zealand. Both economies have relatively low unemployment, controlled inflation and moderate growth. Growth has been below trend as the slowdown in mining investment has not been fully offset by improved spending or from the effects of the lower Australian dollar. Within Australia, the outlook is for a modest lift in the real GDP growth rate back to trend, which we now assess at around 2.75%. That compares with growth of around 2.2% over the last year. The anticipated lift in the GDP growth rate reflects expectations for some improvement in household spending growth, non-mining investment, and exports. Partially offsetting LINDSAY MAXSTED Chairman Westpac Group 04 Westpac Group

Westpac at a glance Founded in 1817, Westpac is Australia’s first bank and first company. From our modest beginnings as the Bank of New South Wales, we have grown to be one of the largest and strongest banks in the world. We provide a wide range of banking and financial services to over 13 million consumers, businesses and institutions across our core markets of Australia and New Zealand while maintaining a presence in key markets in Asia and the Pacific. We are deeply proud of our heritage, including our unique portfolio of brands. While we are almost 200 years old we have constantly responded and adapted to the changing environment. But one thing has stayed the same; our focus on service and on helping our customers, communities and people to prosper and grow. One of top 5 listed companies on the ASX by market cap: $95 billion as at 30 September 2015 $623 billion loans $124 billion funds under administration 13.1 million customers 615,000 shareholders 40,000 employees1 $427 billion customer deposits No.1 or No.2 in chosen markets across all businesses $892 million life insurance in-force premiums Unique portfolio of brands 1 Actual number of employees is 39,754. Annual Review & Sustainability Report 2015 05

Brian Hartzer. I believe banks exist to support economic development, and Westpac’s position as Australia’s first bank, and oldest company, means we have a proud history of contributing to the success of the Australian and New Zealand economies. In this and future letters, my aim will be to share with you my candid assessment of how the company is performing, what challenges and opportunities we are facing, and what our priorities will be for the next period. Thanks to the outstanding leadership of my predecessor, Gail Kelly, and the talent and dedication of the 40,000 people who work here, I’m pleased to report that our company is in great shape. We have a very strong balance sheet, excellent asset quality, and are the most efficient bank in the sector. More broadly, our approach to running our business in a way that balances the needs of all stakeholders—customers, shareholders, employees, and the communities we serve—has seen us once again recognised as the global banking leader in the Dow Jones Sustainability Index— the eighth time we’ve been named the sector leader since 2002. Building on strong foundations. CEO’s Letter Dear Fellow Shareholders, In my first report to you as Chief Executive Officer I would like to start by acknowledging what an honour it is to have the opportunity to lead a company with such a rich history, strong values, and well-positioned businesses. 06 Westpac Group

All of our business divisions are performing well, and I’m pleased to report that—unlike many of our global banking peers—we have not been distracted by businesses outside of our core markets or with significant legacy problems that need to be remediated. Our financial results for the 2015 financial year reflect this. As you can see in this report, Westpac delivered cash earnings of $7,820 million in full year 2015, a 3% uplift on the prior year. This represented earnings per share of 249.5 cents, and a cash return on equity of 15.8%—a solid performance given the environment. Reported net profit was up a stronger 6%. This performance is a testament to the strong foundation that was built by the leaders in whose footsteps I follow: most recently Gail Kelly—as well as David Morgan and Bob Joss before her—who led Westpac through periods of significant change while enhancing the value of the company. My aim is to continue this tradition. Strong leadership is an essential element in any company, and one of my first priorities as CEO has been to build a first-rate team. Westpac has a very experienced and talented executive team who have worked well together over many years. To this strong starting point we have added some fresh energy through the recruitment of Lyn Cobley— who leads our Institutional Banking business—as well as the internal promotions of David Lindberg to lead our Commercial & Business Bank; George Frazis—to lead our new Consumer Bank—and the confirmation of David McLean as CEO Westpac New Zealand. Gary Thursby (Chief Strategy Officer) also joined the executive team during the year. Getting the right leadership team in place has been critical. While financial services has regularly seen significant change since Westpac first opened its doors almost 199 years ago, seldom have we seen a period where external forces are so rapidly transforming our operating environment. In my opinion, it’s the biggest period of change that we’ve seen in Australian banking since deregulation in the 1980s. The drivers of this have been well reported: the shift from a resource and construction-driven economy to a service-led economy; the ageing of the baby boomers, and the pervasive impact of technology on customer needs and competition. In financial services, we are also dealing with the aftermath of the Global Financial Crisis (GFC), in several respects. First, there are ongoing efforts by regulators to address the risk of ‘too big to fail’ banks by tightening requirements on capital levels, funding, and liquidity. Second, in response to various mis-selling and other scandals, there is rightly no tolerance from regulators and communities for poor conduct and culture. And finally there’s the pressure on banks’ lending margins as central banks try to stimulate economic growth through quantitative easing —the impact of the ‘wall of money’ in financial markets. We’ve added fresh energy to our experienced and talented executive team. These rising community and regulatory expectations of the sector make it essential that we strive to operate our business sustainably. At Westpac, we pride ourselves on engaging with all our stakeholders, but there is more we can do to better explain this balance and the inherent trade-offs that we make. From a business point of view, the magnitude of change that we face has meant we needed to take a fresh look at our strategy and priorities for the next 3-5 years, to make sure that we were keeping up with stakeholder expectations and, as far as possible, turning these challenges into opportunities to strengthen our competitive position. The sections that follow describe the strategy and our priorities and why we believe Westpac is well placed to move to leadership as we enter our third century of business in 2017. I will also provide my perspective on the performance of our various business units and some of the material decisions we took this year. Annual Review & Sustainability Report 2015 07

CEO’s Letter Service-led strategy The starting point for our strategy has been to understand the fundamental shifts in customers’ needs and expectations. Customers’ financial needs are becoming more complex, and at the same time they want their banking to be dramatically simpler and more efficient. They expect high quality, unbiased advice, and they want it at a time and place that suits them—not the bank. They want the strength and trust that comes in dealing with a safe bank brand, and they recognise that they have growing choice in providers. Technology has clearly played a role in these changes. The growth of the Internet and ubiquity of mobile devices in many aspects of commerce is changing what customers expect from their bank, as well as giving banks more flexibility in the way they deliver products and services. It also creates the very real threat of disruption to existing businesses from new competitors. Rather than fear these changes, Westpac has decided to embrace them. We believe that if we stay focused on delivering great service to our customers, then new technologies give us a fantastic opportunity to become even more competitive and efficient. As a result, earlier this year we added the small, but important word ‘service’ into our overall company vision—to be one of the world’s great service companies, helping our customers, communities and people to prosper and grow. This may seem like a minor change, but we see it as an important difference. It affects everything we do, from changing what we offer customers and the way we work, to how we reward our people and set our priorities as a company. As a service company, our job is to help customers achieve something that’s important to them—not just to sell them another product. It’s also a philosophy that is consistent with our role as a bank in supporting economic development, and running our business in a sustainable way. From an investment point of view, the focus on service helps us retain and grow our customer base, as well as build loyalty and deepen relationships, without relying solely on price. That allows us to sustain our margins and continue to invest in the business. A service orientation also encourages us to avoid excessively risky segments and to offer suitable products and services in line with customers’ and regulatory expectations. All of this in turn enhances the value of our franchise. Many of our competitors refer to similar themes, so our success in achieving service leadership will depend to a great degree on how well we implement. We have therefore translated our strategy into a 3-5 year program that we call the ‘Service Revolution’. The program is comprised of five strategic priorities, supported by a series of projects that have clear accountabilities and metrics to assess performance. We are making good progress on each of these priorities. 2 SERVICE LEADERSHIP As we seek to build one of the world’s great service companies, we’ve substantially evolved the way we are responding to customers’ expectations about how and where we support them. This includes an increase in our future annual investment spend of around 20%, directed to growth, service, and efficiency initiatives. This year we have made significant progress in using digital innovation to redesign the customer experience, making things simpler, easier, and better for our customers and for our people. For example, our new online/mobile banking platform, Westpac Live, has contributed to an increase in the number of products per customer and a significant decrease in complaints. Similar results are being achieved in New Zealand since the February 2015 launch of our new award-winning online banking platform, Westpac One. We are also investing in our physical network. This includes the reconfiguration of branches into new formats that offer state-of-the-art digital solutions to make transactions quicker and easier for both consumer and business customers. This approach frees up bankers to spend more time with customers. Regardless of their location, customers can also connect via video conference with a range of financial service specialists—a particularly powerful solution for business customers. Over 80% of our sites are video enabled and we expect over half our branch network to be in the new format over the next three years. To measure our success with this priority we have set a target to attract another one million customers by 2017, and deepen our relationship with them by increasing the number of our products they have. This is a stretching goal and will mean that our people will have to work hard to nurture every single customer relationship. 1 PERFORMANCE DISCIPLINE Westpac is already recognised for its disciplined financial management and strong balance sheet. At an overall level, we seek to balance strength, return, productivity, and growth. At a divisional level, all our businesses generate solid returns, operate in a highly efficient way, and have an excellent risk profile. While our overarching objective is to grow the long-term value of the franchise, we know that it is important to deliver strong financial performance, year-in and year-out. To that end we are seeking to maintain our return on equity above 15%—a challenging target in the context of increasing capital requirements. Around the world, well-managed banks with similar mix of businesses have typically achieved this level of return, and we consider Westpac to be in the same league. We also recognise capital is a scarce and valuable resource that needs to be put to work efficiently. At this level of return we can also continue to sustain dividends and support growth. 08 Westpac Group

OUR VISION To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow. STRATEGIC PRIORITIES PERFORMANCE DISCIPLINE Managing our business in a balanced and disciplined way to be recognised as the region’s best-performing bank. SERVICE LEADERSHIP Through our service revolution, help customers achieve their goals. Continue to invest in digitisation and use technology to redesign and enhance the customer experience. DIGITAL TRANSFORMATION TARGETED GROWTH Direct investment towards the areas that offer the greatest growth including wealth, SME and Asia. WORKFORCE REVOLUTION Continue to employ and retain the best people with a culture that helps them succeed. A SUSTAINABLE FUTURE EMBRACING SOCIETAL CHANGE Help improve the way people work and live as society changes. ENVIRONMENTAL SOLUTIONS Help find solutions to environmental challenges. BETTER FINANCIAL FUTURES Help customers have a better relationship with money. Annual Review & Sustainability Report 2015 09

CEO’s Letter We’re also continually improving the resilience and security of our systems to protect the confidentiality, integrity and availability of customer information and sensitive commercial data. This saw us invest in QuintessenceLabs, a security firm specialising in quantum-computing enhanced cyber security. This investment will further boost the Group’s information security capabilities and provide access to a pipeline of security innovations. It also signals our proactive, strategic approach to building security capabilities now and in the future. The ultimate impact of this digital transformation will be a genuine win-win: our customers will benefit from better security and an improved customer experience; our staff will have more time to spend with customers and on meaningful work; and the bank (and its shareholders) will benefit from lower risk and significantly improved productivity. To measure our progress on this, we’ve set a new target of achieving a 40% cost to income ratio by 2017. Insurance is another area where we see significant opportunities to grow. We recently entered into a strategic alliance with Allianz to expand the range of insurance products available, and to streamline the origination process. As part of this, a number of competitive new products will be rolled out in the 2016 financial year. While growth from SME customers has been relatively modest over recent years, we continue to see opportunity. Australia and New Zealand business is fundamentally SME-dominated, so supporting this segment is good for the entire economy. Our investment is focused on being proactive in supporting businesses and making it easier for them to do business with us. Our revolutionary LOLA platform is not only making the process of taking out a loan easier, it is helping customers to determine how much they can borrow and what their options are to grow their business. In Asia, the Group continues to invest and build our capability. Our strategy is focused on connecting Australian and New Zealand customers with Asia and increasingly, to support Asian-based customers looking to invest and grow in Australia and New Zealand. We have steadily built our business in the region and now have strong capabilities in trade, financial markets and transactional banking. We have also built market leadership in AUD/ CNY currency hedging. 3 DIGITAL TRANSFORMATION Digitisation brings with it exciting opportunities to improve efficiency and to deliver banking and financial services in completely new ways. We have already seen the benefits of this opportunity this year. This included the launch of our Live Online Lending Application (LOLA) that has completely reengineered the application and approval process for small business lending; and BT Go-Invest, the first-of-its-kind digital portal that enables customers to view their share portfolios and make transactions online 24/7. We have also introduced a range of new mobile apps, including the first banking app for a smart watch. We are exploring innovative technology partnerships and investments. We’re also alert to the emergence of new business models with the potential to ‘disrupt’ traditional banking, as well as the increased threat of cyber-crime. To ensure we stay one step ahead of these issues, we are exploring innovative technology partnerships and investments. This includes a $50 million investment in our Reinventure fund, which invests in promising start-up ‘fintech’ businesses. One of the early investments was in Society One—one of Australia’s first peer-to-peer lenders. With a different take on traditional banking, peer-to-peer lending has created a niche market offshore and we wanted to keep abreast of developments locally. So far, Reinventure has made seven separate business investments, which helps us to keep pace with digital innovation. As some of these new fintech solutions begin to take off we hope to be already on the runway with them. 4 TARGETED GROWTH While we have delivered sound growth over recent years, it is vital that we identify and invest in those sectors and segments that will generate stronger growth over the medium term. We are focusing on wealth, small and medium enterprises (SME) and Asia as our big-ticket growth ‘highways’. In addition, we are seeking to grow in markets and segments where specific opportunities have been identified—in particular home lending to owner-occupiers. In wealth, the Group already has a leading position in administration platforms and is seeking to build on that further with our investment in Panorama, a state-of-the-art online platform that helps customers— and their advisers—to manage their wealth, including their superannuation. To date the system has over $1.3 billion of funds under administration and more than 2,000 advisers are registered to use the platform. 5 WORKFORCE REVOLUTION At the core of Westpac’s ability to meet the challenges of the future and revolutionise the way we deliver service is our people and our organisation’s culture. We have increased our efforts on a number of fronts to get this right, including programs to provide the best physical environment, tools, systems and policies for our people, while fostering a new mindset to drive greater agility, productivity, and wellbeing. 10 Westpac Group

We’re also working to ensure that our organisational culture attracts employees who put customers’ interests first, are highly engaged, inclusive, and digitally confident. By the end of the calendar year more than 10,000 employees will have relocated into new, ‘agile’ workspaces—including at Melbourne’s Collins Street, Brisbane’s Eagle Street and Sydney’s Barangaroo and Kogarah. Among those employees already in the new workspaces we’ve already seen dramatic improvements across key measures of productivity, flexibility, and absenteeism. We also believe a workforce that embraces diversity—those from different cultural backgrounds, different ages, genders, abilities and sexual orientation—allows us to tap a deeper talent pool and gives us greater insight to respond creatively to the needs of our diverse customer base. In 2015 we took further action on a number of these priorities. This year the proportion of leadership roles held by women rose to 46%, up from 44% last year. And initiatives to deliver our Reconciliation Action Plan have put us well on track to attract an additional 500 Aboriginal or Torres Strait Islander people to our organisation by 2017. We’re proud of these outcomes, but we have significant work to do to keep up momentum and create true inclusion. An important milestone this year was the completion of a new Enterprise Agreement with the Finance Sector Union that creates substantial benefits for employees, the business and customers. The new agreement, which replaces 19 complex instruments with one set of innovative, customer-focused terms, represents a market-leading package to help attract and retain the right people. With that background on our strategy and priorities, let me now turn to our financial performance this year. Meet Darius. Formula 1 enthusiast. “Without Westpac, I wouldn’t be in the position I’m in today.” Growing up in Europe, Darius was exposed to Formula 1 from an early age, resulting in a passion for cars. This led him to start his own transport business when he moved to Australia. “I purchased my first truck in 2007, which was financed through Westpac.” Eight years later, Darius has grown his fleet to 18 vehicles. Although pleased with his growth, it wasn’t until he was recently discussing his business objectives with his Westpac banker Kim, that he became aware of the opportunities. Armed with Westpac’s LOLA (Live Online Lending Application) tool, Kim was able to confidently advise Darius that his business could support an increase in borrowing and that he was conditionally approved for $250,000. “The fast turnaround time and the conditional approval enabled me to access two equipment needs to rapidly extend my business—it was exceptional service and enabled me to instantly capitalise on an opportunity that has further enhanced my business.”

CEO’s Letter 2015: A solid financial performance Our 2015 result can be best summarised as one of disciplined growth, well-managed margins, continued investment and a strengthening of all elements of the franchise. Cash earnings, our preferred measure of performance, was up 3% to $7,820 million for the 2015 financial year with cash earnings per share up 2% to 249.5 cents. Our return on equity was a solid 15.8% and remains above our 15% target. On a reported basis Westpac’s net profit of $8,012 million was 6% higher. The stronger growth in reported profit compared to cash earnings was due to a small number of large infrequent items that are included in reported profit but which were excluded from the calculation of cash earnings. These items included $665 million after tax gain on the partial sale of BTIM and $64 million of tax benefits associated with the acquisition of Lloyds Australia. These were partially offset by changes in the accounting of technology investment spending which contributed to a $354 million (post tax) write-down of capitalised technology costs. Operating income for the group was up by 4% from a 7% increase in lending, a 4% increase in customer deposits and flat net interest margins. The increase in lending was mostly due to an increase in Australian mortgages of 7%, which was broadly in line with growth in the system. Within housing, the investor category has seen much attention over the year, particularly following the introduction of a regulatory cap on growth of 10% per annum. We responded by tightening our lending criteria and adjusting our pricing on investment loans, and our growth has now eased below the 10% limit. At the same time, as opportunities in investor housing slowed we increased our focus on owner-occupied lending, and this has contributed to a strong uplift in applications and approvals in the latter months of the year. Business lending has shown some ‘green shoots’ in recent months and after a period of relatively subdued activity we experienced solid growth. For the last year much of that growth was in areas such as infrastructure and commercial property, although more recently we are seeing a broader pickup in commercial activity. This has been especially strong in SME, where our new ‘Connect’ model of video conferencing is supporting our bankers and customers where there is improving confidence to invest and grow. We have also continued to experience good growth in equipment financing, thanks in part to our acquisition of Lloyd’s Australian operations last year. This has been a very successful acquisition for us which continues to perform ahead of expectations. MOVEMENT IN CASH EARNINGS ($M) FULL YEAR 2015 – FULL YEAR 2014 Solid franchise growth offset by lower trading income and higher insurance claims Asset quality improved although lower writebacks of provisions saw the charge for FY15 higher Lending up 7%, margins unchanged Most growth due to higher investment related costs Increased tax on higher earnings; effective tax rate little changed at 29.4% 743 (23) (389) (103) (36) 7,820 7,628 Cash earnings up 3% or $192 million Full Year 2014 cash earnings Net interest income Non-interest income Operating expenses Impairment charges Tax and non-controlling interests Full Year 2015 cash earnings 12 Westpac Group

Meet Michael. Honorary treasurer. In addition to his day job, Michael is the Honorary Treasurer at the Thornleigh Anglican parish where he helps the ministry with its finances. “The parish is the centre of our community and it’s our duty to instil confidence that the administration is being taken care of soundly.” To this end, Michael places great importance on ensuring the Ministry’s employees’ superannuation is distributed efficiently and in a way that is SuperStream compliant. When Michael learned of the Westpac superannuation clearing house called QuickSuper he recognised it had the potential to streamline superannuation payments. The system is a digital innovation allowing employers to channel the superannuation of employees to a wide variety of funds. On the other side of QuickSuper’s clearing house, Michael Dwyer, CEO at First State Super, echoes these comments: “Westpac Institutional Bank have been thought leaders in this space and continue to make an important contribution to our business.” First State Super provides its members with a better financial future: offering safe, secure superannuation, retirement incomes and quality financial advice. QuickSuper has improved outcomes for employers and members by simplifying and streamlining their administration processes. “We can see that contributions are received and processed very quickly and this should lead to savings for our members over the long term,” Michael added. Westpac’s service has been exceptional, far exceeding my expectations. “By taking cheques out of the process and digitising the administration at the parish, the entire super process was made more efficient. Westpac’s service has been exceptional, far exceeding my expectations.” The time and effort saved has helped Michael spend more time with what matters personally, his family. Annual Review & Sustainability Report 2015 13

CEO’s Letter Non-interest income was little changed over the year although the underlying trends are positive, particularly in wealth management. A good example was the 8% increase in Funds Under Administration (FUA), where we continue to lead the market on platforms and have seen continuing positive flows. However, these gains were offset by a lower contribution from trading income and some severe storms which increased claims and reduced insurance income. Expenses increased 5% over the year, with most of that increase due to investment related costs, including the reconfiguration and upgrade of our branches and launching a new online capability in both Australia and New Zealand. These investments represent a deliberate commitment to the future of our franchise, and were partially offset by productivity benefits in our existing operations of around $239 million. Our expense to income ratio for the year was 42%, a little higher than 2014 but still ranking us as the most efficient bank in Australia, and one of the more efficient banks globally. Impairment charges (or bad debts) were $103 million higher over the year with the increase due to lower write-backs, higher write-offs and the growth in our book. To be clear, the rise in impairments is in the context of a portfolio that has been well managed and is in good shape, rather than from a deterioration in asset quality. Over recent years we have been successful in assisting stressed businesses to improve their financial position. This has meant we have been able to write back provisions that we had previously set aside for loss. However, there is a limited pool of such stressed assets, and as the proportion of stressed companies has declined, so too have the write-backs—leading to a net increase in impairments charge. Meet Grant. BankNow Bank manager. On the weekends, Grant can often be found in the water. “I start my days with a surf, I wouldn’t have it any other way. Out on the ocean, in the still of the morning, I often come up with my best ideas, including for my branch and my customers.” For the remainder of the week, Grant can be found at the 100th Westpac BankNow branch on the corner of Pitt and Hunter Streets in Sydney. “I started my career at Westpac as a Premium Banking Relationship Manager, but now I’m excited to be managing and helping customers with their needs in the heart of Sydney.” The branch better fits the needs of customers with smart ATMs that automate transactions and are available 24/7. “It also frees up my time, and that of my employees, to spend face to face time with customers. It’s more personal, and we’re not stuck behind glass. It gives customers a better experience.” The location of the branch is also ideal, “with a lot of customers doing their banking travelling to and from Wynyard Station, we can provide much better service than ever before.”

Divisional performance To support our service strategy, we made changes during the year to our organisational structure. This has led to the creation of two new divisions: Consumer Bank, with accountability for the service and support of retail banking customers; and the Commercial & Business Bank, to support the needs of commercial and small business customers. These divisions will continue to support our portfolio of brands. Our other divisions—BT Financial Group, Westpac Institutional Bank, and New Zealand— remain largely unchanged. Given the restructure occurred in the latter half of the year we reported our 2015 performance using the previous operating structure; the new structure will apply to our 2016 reporting. Our retail and business banking divisions represent 69% of our business and were the real drivers of performance this year. Westpac Retail & Business Banking increased cash earnings by 8%, St.George Banking Group increased cash earnings by 7% and our New Zealand business increased cash earnings by 6% in $NZ and by 8% in $A. This was achieved through disciplined balance sheet growth, well-managed margins and improved efficiency. For Westpac Retail & Business Banking, the highlight of the year was the completion and roll-out to customers of Westpac Live, our sector-leading online/mobile platform. In St.George all of our brands contributed, and our Bank of Melbourne expansion in particular, continues to be a great success story. For Westpac NZ, the highlight was our alliance with Air New Zealand to offer Airpoints to customers, which has seen significant growth in our customer base. Cash earnings for Westpac Institutional Bank (WIB) were 12% lower than full year 2014. While WIB achieved good growth in target areas, it faced some significant headwinds this year. These included an accounting change for derivative adjustments which reduced pre-tax earnings by $122 million, and lower margins from high levels of global liquidity. WIB is the premier institutional banking franchise in the country. Despite the headwinds, it generates good returns and provides significant value to both our retail banking and wealth businesses. However, the division operates in international markets and is more impacted by global developments. The most obvious example has been the impact of ongoing quantitative easing adopted by a number of international central banks, which has artificially increased global liquidity and driven down margins on institutional lending. This can be seen in WIB’s 15 basis point decline in margins over the year. In wealth, we have a genuine comparative advantage in the way we make it more convenient for customers to manage their banking and wealth needs. In 2015, BT Financial Group continued to grow, although this growth was tempered by the partial sale of the division’s active fund manager BTIM and higher catastrophe insurance claims. Our investment in BTIM has been very successful, but we don’t see our competitive advantage coming from active funds management: it’s a highly competitive activity and clients rightly want investment recommendations that avoid conflicts of interest. Our sell-down therefore allowed us to release capital, while allowing us to continue to work closely with BTIM to manufacture innovative products that meet client investment needs. Through the year we also finalised the sale of three Pacific Island businesses in Samoa, Tonga and the Cook Islands. The sale of our business in the Solomon Islands was completed on 30 October 2015 while the proposed sale of Westpac’s Vanuatu operations has not yet proceeded. The decision was driven by our desire to reduce risk of operating in these small but challenging markets, with the purchaser (the Bank of South Pacific) being based in the region and therefore having a better long-term appetite and skillset in managing these challenges. Westpac will continue to operate in Fiji and Papua New Guinea, which are both larger markets where we have been operating successfully for some time. DIVISIONAL CONTRIBUTION TO WESTPAC GROUP CASH EARNINGS TOTAL $7,820 million: WESTPAC RETAIL & BUSINESS BANKING $2,788 million 36% ST.GEORGE BANKING GROUP $1,688 million 22% BT FINANCIAL GROUP $904 million 12% WESTPAC INSTITUTIONAL BANK $1,286 million 16% WESTPAC NEW ZEALAND $851 million 11% OTHER* $303 million 3% * Comprised of Group Businesses and Westpac Pacific Annual Review & Sustainability Report 2015 15

CEO’s Letter Asset quality continues to improve Asset quality was a highlight for the year, continuing its improving trend. Stressed assets to total committed exposures is a key measure we watch closely; that ratio has fallen again this year to 0.99% and is down from a peak of 3.20% in the middle of the GFC. At the same time, impaired assets declined 19% while the provision coverage against impaired assets was steady at 46%. Looking more closely at the consumer portfolio, mortgage delinquencies are little changed over the year. The trends in unsecured lending are similar. There has been much discussion around the slowdown in mining and the potential for an increase in bad debts. This is an area we’re watching closely and includes businesses directly affected by lower commodity prices as well as those companies supporting the industry across a broader range of sectors. Westpac has been underweight the mining and mining services sectors for some time and while we expect conditions to get worse before they get better, we are confident with the high quality of our portfolio. Where we do have exposures, they are largely to the higher-quality names that have efficient operating costs. That said, further losses are likely and we have put aside additional provisions in our economic overlays just in case, but the size of those losses is not expected to be material. Meet Paul. Proud first home owner. Paul and Amoni are newlyweds. Family, friends and their community are what matter most to them. They love to entertain and bring together those who are significant in their lives. Home ownership has made that happen: “Creating a sense of community both in and around our home is extremely important to us and a reflection of who we are.” St.George turned our “Buying our first home was a huge life decision and Effie made the process simple. Not only did she coordinate the financing but she created a taskforce covering the entire home ownership process. We contacted five other lenders but only Effie and the team at St.George really understood our needs and were able to turn our dream of home ownership into a reality.” dream of home ownership into a reality. Family keepsakes, (including a wood plane belonging to Paul’s grandfather), alongside handpicked furniture, are showcased in the couple’s new home. Dinner guests have already included the owner of the local Redfern Convenience Store, and next on their list is Effie, their St.George banker.

Impact of changing regulation One of the main challenges of the post-GFC environment has been the increase in regulatory requirements and oversight. We have seen this across both banking and wealth, in our financial markets activities, and in the requirements for how we manage the balance sheet, including capital. The direct costs of these changes are significant: in 2015 we spent $260 million on modifying our systems in response to regulatory change, after spending $340 million in 2014. In response to new capital rules, by the end of this calendar year Westpac will have raised the level of equity capital we hold by almost $6 billion in less than 12 months. That’s a significant increase, which lifts our internationally comparable capital ratios well into the top quartile of banks globally. Most of that capital has been sourced from existing shareholders, and I would like to especially thank you for your support. During the year, Westpac also implemented and reported under new liquidity coverage ratio requirements, adding further strength to our balance sheet. These requirements are being introduced across the globe to improve the resilience of banks to liquidity shocks. The goal is to ensure we hold sufficient liquid assets to support potential cash outflows in a stressed scenario, and we are required to maintain a ratio of greater than 100%. At 30 September our ratio was 121% and we held $136 billion in unencumbered liquid assets. We fully support the notion that Australia’s banks need to be ‘unquestionably strong’ and that more capital and better liquidity management are important steps to creating a system more resilient to future global financial shocks. However, we recognise that strength comes at a cost, which is ultimately borne by customers and shareholders. What is often forgotten in the public debate on this issue is that our capital overwhelmingly represents the savings, retirement funds, and the superannuation balances of individual Australians. Around 50% of our shares are held directly Housing has also continued to be a hotly discussed topic through the year with price rises leading some commentators to claim that we are in the midst of a housing bubble. There is no doubt housing prices in some markets are strong, but we do not subscribe to the view that we are in a bubble. That’s because we believe the economics of Australian housing are sound. We are seeing genuine demand for housing that has consistently exceeded supply from both investors and owner-occupiers. It is only recently that we have seen an increase in building activity to help match demand. In addition, and perhaps more importantly, there has been no easing in credit standards across the industry. By that I mean we continue to lend to those people who have the capacity to repay, and the standards by which we measure that capacity have not relaxed —in fact we tightened our lending criteria in a number of areas this year. by individuals and superannuation funds, with approximately 30% held by Australian institutions whose role is to manage the retirement savings of many more Australians. So we have an obligation to ensure that we obtain an appropriate return on that capital. And so in raising incremental capital, we have sought to apportion the increased cost in a way that strikes a fair balance between customers and shareholders. As part of this, many shareholders will be aware that we needed to slow the pace of our dividend increases to one cent per half. Similarly, our return on equity has eased over the year as the amount of equity has increased. Much of the higher capital requirements relates to mortgages; specifically, the capital we will need to hold against mortgages is increasing by over 50%. We took the difficult decision that this had to be incorporated in our pricing, which resulted in an increase on variable mortgage interest rates of 15 to 20 basis points. As this increase does not fully recover the economic cost of capital, we continue to believe this was a fair balancing of costs between customers and shareholders. Looking to the future, we have sought to be as clear as possible on our capital needs and implications for our dividend policy. However, there is still some uncertainty over how much capital banks globally will need to hold, as regulators continue to review the system. We expect the international regulator—the Basel Committee on Banking Supervision—to deliver recommendations by 2016, following which our local regulator, APRA, will need to decide how this may be applied to Australian banks. We trust that any future changes to capital will be fully assessed taking into consideration their ultimate impact on consumers, the financial sector, and the economy as a whole. Having already raised capital above our preferred range and at the upper end of banks globally we feel well placed to respond to any further change. We believe the economics of Australian housing are sound. So overall we see the housing market as rational, with sound fundamentals. Of course, that does not mean we will not see stress in selected pockets. The housing market will always remain a local proposition, and we continue to monitor our exposures at a local area-by-local area level (and sometimes a building by building level). In addition, we recognise that housing affordability continues to be an issue in the community. Nevertheless we are not expecting a major housing downturn. Annual Review & Sustainability Report 2015 17

CEO’s Letter Sustainable future I am confident the actions we are taking in line with our strategic priorities are setting us on the right course to help maintain solid returns, while positioning us well for the future. We recognise that much of our future value is dependent on our ability to sustain our reputation and relationship with customers and the wider community. That’s why we take very seriously our approach to sustainability overall, including our response to important social and economic issues. In line with this approach, we made significant progress against the goals of our 2017 Sustainability Strategy, the details of which are in our supplementary 2015 Sustainability Performance Report. At the core of this strategy is our goal to make a significant positive impact on our communities. We estimate the value of the financial backing and banking services we provide to initiatives and projects that create positive societal outcomes is around $124 billion. This includes lending aimed at growing the stock of social and affordable housing, and more than $6 billion driving growth in the CleanTech and environmental service sector. Through this backing, we are playing a vital role in mobilising finance to help address the big issues that face our communities, such as climate change and financial resilience. This complements our ongoing commitment to responsible lending and finance. Summary On 8 April 2017, Westpac will be the first Australian company to reach 200 years of age. As we look forward to celebrating that important milestone, I believe we are well positioned as we approach our third century of business. Given all the changes going on in the economy and in the banking industry, our focus on service and helping customers achieve what’s important to them is the right strategy for the times. At the same time, we remain committed to getting the balance right between all of our stakeholders. We are well positioned as we approach our third century of business. Finally, I’d like to assure you as a shareholder that I and my executive team are committed to building on the strong foundation we’ve inherited. We will continue to run and grow our business in a sustainable way that we trust will make you proud of your association with Westpac and pleased with your investment in our shares. With warm regards, BRIAN HARTZER Chief Executive Officer Westpac Group 18 Westpac Group

Meet Di. Agile adopter. “It really is a new way of thinking about work. It’s so much better for me and my team and, ultimately, our customers.” Di Tuit, who has worked with BT Financial Group for more than 26 years, was among the first of around 10,000 Westpac Group employees to shift into new workspaces along with a new, more agile style of working. “Our new offices at Barangaroo and the technology are both fantastic, but what’s making the biggest difference is the way we work,” Di said. “Sitting next to someone new each time I come in means I’m having so many more incidental conversations and building much stronger working relationships. And by sharing our individual insights more broadly, I’m finding we are coming up with better, more creative ideas for our customers. We are coming up with better, more creative ideas for our customers. “I also have much greater freedom to work when and where I want, to get the best results. This is really important to me. It means I can get my job done well and can also get the kids to rugby, rowing and tennis training in the afternoons, rather than just hear about it at the dinner table!” Annual Review & Sustainability Report 2015 19

Sustainable future

We recognise that for our business to prosper over the long term, so too must the communities in which we operate.

Over almost two centuries, this view has motivated us to take a leadership role in tackling emerging issues that we believe will affect the future prosperity of our stakeholders, where we have the skills and experience to make a positive difference.

During the 2015 financial year we reached the mid-point of our current five-year Sustainability Strategy. This strategy is helping to guide and track progress against three priority areas: embracing societal change; environmental solutions; and better financial futures.

The actions we have taken in these three areas have seen us embrace new ways of doing business, continue to examine how we can have a positive impact though our own actions, contribute to debate on the future landscape, and encourage others to do the same.

Our efforts during the year have focused on a range of issues including responding to changing expectations, keeping pace with digital transformation, addressing conduct and compliance, building financial resilience, and responding to the changing regulatory landscape. These have been coupled with the longer-term sustainability focus areas of financial resilience, social impact, and climate change and environment.

The strength of our performance attracted continued global recognition, including being ranked as the world's most sustainable bank in the 2015 Dow Jones Sustainability Index. However, we recognise we have much to do to keep momentum, and continue to engage with stakeholders to address the issues that matter most.

A summary of our progress follows. Greater detail, including disclosure of performance metrics and definitions, is contained in our 2015 Sustainability Performance Report, available online.

Issues that matter

Each year, we assess the issues that matter most to our business and stakeholders. This helps us ensure we prioritise our response, and guides the content of our report in line with the Global Reporting Initiative G4 Guidelines. We used feedback from stakeholders to identify and prioritise the issues, together with advice from our Sustainability Council. These have been plotted on the following matrix.



INTERNAL PERSPECTIVE: Importance to our business
EXTERNAL PERSPECTIVE: Importance to our stakeholders
HIGHLY MATERIAL
MATERIAL
IMPORTANT
A
B
C
D
E
F
G
H
I
J
K
L
M

HIGHLY MATERIAL ISSUES

Rated as very high in importance for our business and stakeholders

- Ⓐ Customer experience
- Ⓑ Digital transformation
- Ⓒ Conduct and compliance
- Ⓓ Financial resilience
- Ⓔ Changing regulatory landscape
- Ⓕ Financial and economic performance

MATERIAL ISSUES

Rated as highly important for our business and stakeholders

- Ⓖ Talent attraction and retention
- Ⓗ Culture
- Ⓘ Social impact
- Ⓙ Sustainability risk in our value chain
- Ⓚ Climate change risks and opportunities
- Ⓛ Diversity and inclusion

IMPORTANT ISSUES

Rated as important but not material for our business

- Ⓜ Health, safety and wellbeing

MORE ONLINE Further detail on our materiality assessment and responses is available in our 2015 Sustainability Performance Report at *www.westpac.com.au/2015AnnualReview*

20 Westpac Group

Embracing societal change

The way people live and work is going through a period of enormous change. As our customers' lives are altered, so too are their expectations about how, what and where we serve them. Similarly, our employees' expectations about how, when and where they work is different from just a few years ago.

During the year, our emphasis shifted from creating a diverse workforce to creating an environment that is truly inclusive. All executive team members and the majority of general managers attended 'unconscious bias training' and a further 500 leaders will undertake a customised program in 2016. More than 63% of employees are already working flexibly and we introduced 'All In Flex', providing toolkits, training and forums to support the consideration of all roles as flexible. Other initiatives included the launch of Careers@Westpac and the Equilibrium Program, a tailored development program to attract senior women from roles outside the banking and finance sector.

During the year, 150 people identifying as Indigenous Australian joined our business, putting us on track to attract 500 additional Indigenous Australians by 2017, a key goal within our Reconciliation Action Plan.

Recognising that the ageing of our population means that more people will have a greater reliance on making retirement income streams last longer, we rolled out training for our bankers to help improve conversations with customers in their 'prime of life'. We continued to hold celebrations to mark significant cultural milestones, and improved our policies and the way we welcome new Australians to make it easier to start their new lives.

OBJECTIVES AND MEASURES	2013	2014	2015	TARGET BY 2017
Ensure our workforce is representative of the community				
Women in leadership (%)	42	44	46	50[1]
Participation of mature age workers (%)	20.5	20.9	20.8	>20.5
Financial wellbeing of 40+ women (biennial index score out of 11, compared with total Australian retail banking population)	6.38 Total pop: 6.45	–	6.10 Total pop: 6.41	On par
Indigenous Australians recruited	103	106	150	500[2]
Extend length and quality of working lives				
Employee mean retirement age (years)	60.6	61.6	61.6	62.0
Wellbeing average WorkAbility Index (biennial index score out of 49)	41	–	40	44
Anticipate the future needs of ageing and culturally diverse customers				
Initiatives introduced that support the financial wellbeing of ageing and culturally diverse customers (cumulative number)	1	4	5	5

1 Aspirational target.
2 2015-17 cumulative target, introduced to align with 2015-17 Reconciliation Action Plan.

Annual Review & Sustainability Report 2015 21

Sustainable future

Helping find solutions to environmental challenges

With the eyes of the world focusing on the Paris climate negotiations we reaffirmed our environmental commitments with the release of our refreshed Climate Change and Environment Position Statement and 2017 Action Plan.

We know that how we assess environmental risk remains an area of ongoing interest, and we have been progressively expanding our public disclosures in response. This year has seen us report Group-wide lending to mining, more information on our application of the Equator Principles, as well as the carbon intensity of 42 of our investment options within BT Financial Group.

During the year, we introduced a higher threshold for 'green' buildings within our CleanTech and environmental services sector portfolio. Lending and investment to this sector is now $6.1 billion, ahead of our 2017 target of $6 billion. We continue to reduce our environmental footprint, meeting all our 2015 targets. We also introduced new targets for carbon emissions, electricity usage and water consumption to provide a more complete view of our performance.

Work continues on the development of products and services to help households and small businesses tangibly improve their environmental performance, building on the four products already launched.

The size of the environmental challenges we face will need economy-wide changes requiring collaboration with a wide range of stakeholders. During the year we highlighted our support for Australia's bipartisan commitment to limit global warming to less than two degrees Celsius via the Business Coalition Statement on Climate Change and made a series of commitments as part of CDP's Road to Paris program, now referred to as the 'We Mean Business' Coalition. We will undertake scenario modelling to assess the longer term economic impacts of limiting global warming to two degrees. This, together with the outcomes of the UN Climate Conference in Paris, will inform our future target setting.

OBJECTIVES AND MEASURES	2013	2014	2015	TARGET BY 2017
Provide products and services to help customers adapt to environmental challenges				
Unique service offers launched (cumulative number)	2	4	4	5
Increase lending and investment in CleanTech and environmental services				
Make up to $6 billion available for lending and investment in CleanTech and environmental services ($bn)	3.6	8.0	6.1[1]	Up to 6.0
Reduce our environmental footprint				
Establish and maintain carbon neutrality	Achieved	Maintained	Maintained	Maintain
Electricity usage in commercial and retail sites (MWh)[2]	172,956	169,839	165,402	154,496
Electricity/m² in commercial and retail sites (kWh/m²)[3]	200	198	193	181
Total greenhouse gas emissions in commercial and retail sites (tonnes CO_2-e)[2,4]	137,374	131,393	127,608	121,884
Power usage effectiveness (PUE)	1.7	1.7	1.7	1.6
Office paper (tonnes)	1,523	1,415	1,299	1,340
Water consumption in Sydney head offices (kL)[2]	—	171,330	171,559	137,064
Recycling rates in Sydney head offices (% of waste)	55	59	61	75

1 From 2015, a higher threshold was introduced to determine the green buildings included in this calculation, in line with property industry trends, accounting for the majority of change from the previous year.
2 New measure introduced in 2015.
3 Rebased in 2015 to align boundary and methodology used in New Zealand to be consistent with Australia.
4 Relates to Scope 1 and 2 emissions.

22 Westpac Group

Better financial futures

We continue to explore new paths for personal wealth creation, backing initiatives that are driving positive social change, and finding new ways to help people have more sustainable financial futures.

To further guide our efforts we introduced a social impact framework, grounded in the principles of shared value. The framework articulates four priority areas—advancing the nation through social change; helping out in times of need; enabling more inclusive banking and building financial capability; and investing in economic wellbeing and greater prosperity.

At 30 September 2015, the value of the financial backing we provide to initiatives and projects that create positive societal outcomes totalled almost $124 billion. This included lending to grow the stock of social and affordable housing and to back the CleanTech and environmental service sector, as well as banking services to support customers operating in the social sector.

We enhanced our financial education programs through the Davidson Institute in Australia and, in New Zealand, we met our target of 120,000 people participating in our money management education program since 2009.

Our Westpac Pacific team continued to improve accessibility to banking services. Despite the sale of some of our businesses, we saw increases in the number of new basic banking accounts, the volume of transactions in our in-store facilities, and the number of mobile banking activations, particularly in Fiji and Papua New Guinea.

We have also continued to invest in the professional development of our financial advisers and bankers. More than 4,000 of our bankers are now professionally qualified through our Best Banker program. Putting customers' interests first is embedded in our culture however we took additional steps to provide even greater focus and transparency. This included the launch of Adviser View—a register of all our financial advisers with client satisfaction ratings and visibility of each adviser's qualifications.

OBJECTIVES AND MEASURES	2013	2014	2015	TARGET BY 2017
Ensure all our customers have access to the right advice to achieve a secure retirement				
Customer facing employees who hold externally recognised wealth accreditation in line with role requirements (number)[1]	–	–	1,588	2,000
Help our customers meet their financial goals in retirement				
Westpac Group customers with Westpac Group superannuation (%)	7.4	8.1	8.1	10.0
Increase access to financial services in the Pacific				
Net Basic Banking Account customers (cumulative number)	147,392	225,260	292,374	300,000
Transactions undertaken using in-store facilities (number)[2]	–	379,971	391,843	650,000
Mobile banking activations (cumulative number)[2]	–	11,875	58,660	173,000
Help people gain access to social and affordable housing				
Make up to $2 billion available for lending and investment in the social and affordable housing sector by 2017 ($bn)	0.65	0.82	1.02	Up to 2.0

1 Reset in 2015 to reflect a more targeted set of roles requiring externally recognised wealth accreditation.
2 New measure introduced in 2015.

Annual Review & Sustainability Report 2015 23

Five-year summary

FINANCIAL AND OTHER INFORMATION[1]

(in $millions unless otherwise indicated)

	2015	2014	2013	2012	2011
Income statements for the years ended 30 September[2]					
Net interest income	14,267	13,542	12,821	12,502	11,996
Non-interest income	7,375	6,395	5,774	5,481	4,917
Net operating income before operating expenses and impairment charges	21,642	19,937	18,595	17,983	16,913
Operating expenses	(9,473)	(8,547)	(7,976)	(7,957)	(7,406)
Impairment charges	(753)	(650)	(847)	(1,212)	(993)
Profit before income tax	11,416	10,740	9,772	8,814	8,514
Income tax expense	(3,348)	(3,115)	(2,947)	(2,812)	(1,455)
Profit attributable to non-controlling interests	(56)	(64)	(74)	(66)	(68)
Net profit attributable to owners of Westpac Banking Corporation	**8,012**	**7,561**	**6,751**	**5,936**	**6,991**
Cash earnings adjustments	(192)	67	312	628	(690)
Cash earnings[3]	**7,820**	**7,628**	**7,063**	**6,564**	**6,301**
Financial position and key financial ratios[2]					
Balance sheet as at 30 September					
Total assets	812,156	770,842	701,097	678,612	670,228
Total shareholders' equity and non-controlling interests	53,915	49,337	47,537	46,265	43,808
Business performance					
Operating expenses to operating income ratio (%)	43.8	42.9	42.9	44.2	43.8
Net interest margin (%)	2.09	2.09	2.14	2.16	2.19
Capital adequacy					
Common equity tier 1 capital ratio – APRA Basel III (%)[4]	9.5	9.0	9.1	8.2	n/a
Tier 1 capital ratio (%)[5]	11.4	10.6	10.7	10.3	9.7
Total capital ratio (%)[5]	13.3	12.3	12.3	11.7	11.0
Total equity to total assets (%)	6.6	6.4	6.8	6.8	6.5
Credit quality					
Net impaired assets to equity and collectively assessed provisions (%)	1.8	2.5	4.1	5.6	6.3
Total provisions to total loans (basis points)	53	60	73	82	88
Shareholder value					
Dividends per ordinary share (cents)	187	182	174	166	156
Special dividends per ordinary share (cents)	—	—	20	—	—
Dividend payout ratio (%)[6]	73.4	74.7	79.7	85.3	67.0
Dividend payout ratio – cash earnings (%)[6]	75.4	74.2	76.5	77.6	75.0
Cash earnings to average ordinary equity (%)	15.8	16.4	15.9	15.4	16.0
Basic earnings per share (cents)	256.3	243.7	218.3	194.7	233.0
Net tangible assets per ordinary share ($)[7]	13.08	11.57	11.09	10.49	9.96
Share price as at 30 September ($)	29.70	32.14	32.73	24.85	20.34

1 The Summary Income Statement and the Balance Sheet and key financial ratio information have been extracted from the Westpac 2015 audited Annual Report.
2 For more detail please refer to the Westpac 2015 Annual Report, available at *www.westpac.com.au/investorcentre*
3 Net profit attributable to equity holders adjusted for cash earnings adjustments. For further details on cash earnings adjustments refer to Full Year 2015 Financial Result.
4 Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a pro forma Basel III basis. No comparatives are presented for other years.
5 Basel III was not effective in Australia until 1 January 2013. Comparatives are presented on a Basel II basis.
6 Excludes special dividends.
7 Total equity attributable to owners of Westpac, after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

24 Westpac Group

NON-FINANCIAL SUMMARY[1,2]

	2015[2]	2014	2013	2012	2011
Customer					
Total customers (millions)	13.1	12.8	12.2	11.8	11.5
Digitally active customers (millions)	4.9	4.7	4.2	4.0	3.7
Branches	1,429	1,534	1,544	1,538	1,532
Branches with 24/7 capability (%)	22	15	—	—	—
Number of ATMs	3,850	3,890	3,814	3,639	3,544
Smart ATMs (%)	31	24	17	—	—
Net Promoter Score (NPS) – Australia – consumer	1.1	0.9	(2.4)	(7.7)	(7.7)
Net Promoter Score (NPS) – Australia – business	(0.7)	1.2	(5.3)	(10.8)	(7.0)
Net Promoter Score (NPS) – NZ – consumer	5	2	8	9	—[3]
Change in consumer complaints (%) – Australia	(31)	(27)	(15)	—	—
Change in consumer complaints (%) – NZ	(22)	(19)	(16)	—	—
Products per customer	2.98	2.96	3.00	2.84	—
Wealth customer penetration (%)	19.7	20.0	18.7	18.4	17.0
Employees					
Total core (permanent) full time equivalent staff (as at financial year end)	32,620	33,586	33,045	33,418	33,898
Employee Voluntary Attrition (%)	10.6	9.8	9.8	9.9	11.5
New Starter Retention (%)	85.3	88.0	86.7	84.8	83.8
High Performer Retention (%)	95.0	95.8	95.7	95.9	95.3
Lost Time Injury Frequency Ratio (LTIFR)	0.8	1.1	1.5	1.9	2.5
Women as a percentage of the total workforce (%)	59	59	60	61	61
Women in Leadership (%)	46	44	42	40	38
Environment					
Total Scope 1 and 2 emissions – Australia and NZ (tonnes CO_2-e)	173,437	175,855	180,862	183,937	184,124
Total Scope 3 emissions – Australia and NZ (tonnes CO_2-e)	67,959	73,871	85,013	91,855	57,163
Paper consumption – Australia and NZ (tonnes)	4,857	5,334	5,762	—	—
Responsible lending and investment					
Proportion of electricity generation financing in renewables and hydro – Australia and NZ (%)	61	59	55	52	45
Electricity generation portfolio emissions intensity (tonnes CO_2-e/MWh)	0.38	0.41	0.44	—	—
Finance assessed under the Equator Principles – Group ($m)	1,065	851	268	1,140	383
Responsible Investment Funds Under Management ($m)[4]	15,017	—	—	—	—
Social impact					
Community investment ($m)	116	217	131	133	155
Community investment as a percentage of pre-tax profits – Group (%)	1.04	2.02	1.33	1.50	1.82
Community investment as a percentage of pre-tax operating profit (cash earnings basis)	1.02	1.99	1.28	1.41	1.72
Financial education (participants)	67,122	49,812	32,577	36,182	42,109
Supply chain					
Top suppliers self-assessed – Australia (%)	100	100	98	94	92
Spend with Indigenous suppliers – Australia ($m)	1.2	—	—	—	—

1 All data represents Group performance as at 30 September 2015 unless otherwise indicated.
2 Definitions and further information on metrics is available online at www.westpac.com/2015AnnualReview
3 Not provided for consistency purposes due to change in supplier of NZ retail market monitor in 2012.
4 BTFG funds applying an environment, social and governance (ESG) integration approach. Data prior to 2015 not available due to change in reporting methodology.

Annual Review & Sustainability Report 2015 25

Executive team



Brian Hartzer

Managing Director
& Chief Executive Officer



Philip Coffey

Deputy Chief Executive Officer



John Arthur

Chief Operating Officer



Lyn Cobley

Chief Executive,
Westpac Institutional Bank



Brad Cooper

Chief Executive Officer,
BT Financial Group



David Curran

Chief Information Officer



George Frazis

Chief Executive,
Consumer Bank



Alexandra Holcomb

Chief Risk Officer



Peter King

Chief Financial Officer



David Lindberg

Chief Executive,
Commercial & Business Bank



David McLean

Chief Executive Officer,
Westpac New Zealand Limited



Christine Parker

Group Executive,
Human Resources, Corporate
Affairs & Sustainability



Gary Thursby

Chief Strategy Officer

26 Westpac Group

Board of Directors



Lindsay Maxsted

DipBus (Gordon), FCA, FAICD

Independent Director since March 2008.
Chairman since December 2011.

Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk & Compliance Committees.



Brian Hartzer

BA, CFA

Managing Director & Chief Executive Officer since February 2015.

Member of the Board Technology Committee.



Elizabeth Bryan AM

BA (Econ.), MA (Econ.)

Independent Director since November 2006.

Chairman of the Board Risk & Compliance Committee. Member of each of the Board Nominations and Board Remuneration Committees.



Ewen Crouch AM

BEc (Hons.), LLB, FAICD

Independent Director since February 2013.

Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk & Compliance Committees.



Alison Deans

BA, MBA, GAICD

Independent Director since April 2014.

Member of each of the Board Risk & Compliance and Board Technology Committees.



Craig Dunn

BCom, FCA

Independent Director since June 2015.

Member of each of the Board Remuneration and Board Risk & Compliance Committees.



Robert Elstone

BA (Hons.), MA (Econ.), MCom

Independent Director since February 2012.

Member of each of the Board Audit, Board Remuneration and Board Risk & Compliance Committees.



Peter Hawkins

BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD

Independent Director since December 2008.

Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk & Compliance Committees.



Peter Marriott

BEc (Hons.), FCA

Independent Director since June 2013.

Chairman of the Board Audit Committee. Member of each of the Board Nominations, Board Risk & Compliance and Board Technology Committees.

Annual Review & Sustainability Report 2015 27

REMUNERATION

In 2015, we implemented changes to the equity-based elements of our Executive Remuneration Framework following a review last year. These changes include an increase in the deferred component of the Short-Term Incentives (STI) from 40% to 50%, as well as the introduction of a prospective approach to Long-Term Incentive (LTI) allocations, with an extended vesting period from three to four years. We believe that our revised Framework supports an increased focus on delivering sustainable, long-term returns to shareholders.

Non-executive Director Remuneration

Westpac's non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and remunerate them appropriately for their time and expertise. With a Board focus on strategic direction, long-term corporate performance and the creation of shareholder value, fees for non-executive Directors are not directly related to the Group's short-term results and they do not receive performance-based remuneration.

Board of Directors: Remuneration received during 2015 ($000)

Name	Position	Westpac Banking Corporation Board fee[1]	Subsidiary and Advisory Board fees	Superannuation	Total
Lindsay Maxsted	Chairman	795		19	814
Elizabeth Bryan	Non-executive Director	313		19	332
Ewen Crouch	Non-executive Director	311		19	330
Alison Deans	Non-executive Director	270		19	289
Craig Dunn	Non-executive Director	95		7	102
Robert Elstone	Non-executive Director	321		19	340
Peter Hawkins	Non-executive Director	315	35	19	369
Peter Marriott	Non-executive Director	322		19	341
Former Non-executive Directors					
Ann Pickard	Non-executive Director	58		4	62

1 Includes fees paid to the Chairman and members of Board Committees.

CEO and Senior Executive Remuneration

The Westpac Group's remuneration strategy is to attract and retain the highest quality executives by rewarding them for achieving high performance, developing sustainable customer relationships and delivering superior long-term results for our shareholders. This strategy incorporates sound principles of risk management and governance.

Senior executive team: Remuneration received during 2015 ($000)
(either as cash or in the case of equity, the value that has vested during 2015)

Name	Position	Fixed remuneration & superannuation[1]	2015 STI cash payment[2]	Other short-term benefits[3]	2015 Total cash payment[4]	Prior year[5] equity awards vested during 2015
Brian Hartzer[6]	Managing Director & Chief Executive Officer	2,443	1,246	—	3,689	437
John Arthur	Chief Operating Officer	1,150	728	—	1,878	1,857
Lyn Cobley[7]	Chief Executive, Westpac Institutional Bank	78	—	1,100	1,178	—
Philip Coffey	Deputy Chief Executive Officer	1,336	734	—	2,070	2,940
Brad Cooper	Chief Executive, BT Financial Group	1,096	816	—	1,912	3,166
David Curran	Chief Information Officer	984	547	—	1,531	—
George Frazis[7]	Chief Executive, Consumer Bank	1,162	928	—	2,090	2,522
Alexandra Holcomb	Chief Risk Officer	982	500	—	1,482	1,029
Peter King	Chief Financial Officer	969	523	—	1,492	921
David Lindberg[7]	Chief Executive, Commercial & Business Bank	272	152	—	424	315
David McLean[7]	Chief Executive, Westpac New Zealand	782	431	—	1,213	450
Christine Parker	Group Executive, Human Resources & Corporate Affairs	853	509	—	1,362	898
Former Managing Director & Chief Executive Officer						
Gail Kelly[8]	Managing Director & Chief Executive Officer	1,049	1,200	—	2,249	9,510
Former Group Executives						
Rob Whitfield[9]	Group Executive, Westpac Institutional Bank	1,414	567	1,651	3,632	2,767
Jason Yetton[9]	Group Executive, Westpac Retail & Business Banking	690	427	—	1,117	1,112

1 Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation contributions.
2 With the exception of Gail Kelly, the cash STI payment represents 50% of the 2015 STI outcome and will be paid in December 2015. The remaining 50% is deferred in the form of equity granted in December 2015 which will vest in equal tranches in October 2016 and 2017.
3 Includes payments made on cessation of employment or other contracted amounts. The payment to Lyn Cobley reflects annual incentive foregone from her previous employer. The payment to Rob Whitfield after nearly 30 years' service includes statutory payments such as annual and long service leave, and payment in lieu of notice in accordance with his contract provisions.
4 This is the addition of the first, second and third columns.
5 Prior year equity awards include both deferred STI and LTI allocations subject to performance hurdles which have vested in 2015. The equity value has been calculated as the number of securities that vested or forfeited during the year ended 30 September 2015, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested or were forfeited, less any exercise price payable.
6 Brian Hartzer was Chief Executive, Australian Financial Services prior to his appointment as Managing Director & Chief Executive Officer on 2 February 2015.
7 Lyn Cobley was appointed to her role on 7 September 2015. George Frazis was Chief Executive Officer, St George Bank prior to his appointment as Chief Executive, Consumer Bank on 10 June 2015. David Lindberg was Chief Product Officer prior to his appointment as Chief Executive, Commercial & Business Bank on 10 June 2015. David McLean was Acting Chief Executive Officer, Westpac New Zealand Limited prior to his appointment as Chief Executive Officer, Westpac New Zealand Limited on 2 February 2015. Remuneration reported here reflects the time from when they were appointed as Key Management Personnel until the end of September 2015.
8 Gail Kelly retired as Managing Director & Chief Executive Officer on 1 February 2015.
9 Rob Whitfield resigned effective 10 July 2015 and Jason Yetton ceased as Group Executive, Westpac Retail & Business Banking on 10 June 2015.

MORE ONLINE Further detail on remuneration are provided in the 2015 Annual Report available at *www.westpac.com.au/investorcentre*

28 Westpac Group

FINANCIAL CALENDAR FOR WESTPAC ORDINARY SHARES1 WESTPAC BANKING CORPORATION ABN 33 007 457 141 Record date for final dividend 13 November 2015 HEAD OFFICE 275 Kent Street Sydney NSW 2000 Australia Telephone +61 2 9374 7113 Facsimile +61 2 8253 4128 Email online@westpac.com.au International payments +61 2 9806 4032 Annual General Meeting 11 December 2015 Final dividend payable 21 December 2015 Interim results and dividend announcement 2 May 2016 Record date for interim dividend 13 May 2016 Interim dividend payable 4 July 2016 Full year results and dividend announcement 7 November 2016 1 Some dates may be subject to change. ANNUAL GENERAL MEETING The Westpac Annual General Meeting (AGM) will be held on Friday, 11 December 2015 in the Grand Ballroom at the Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, commencing at 10:00 am (Sydney time). The AGM will be webcast live on the Westpac website at www.westpac.com.au/investorcentre SHARE REGISTRAR Link Market Services Limited 680 George Street Sydney NSW 2000 Australia Mail Locked Bag A6015, Sydney South NSW 1235 Telephone +61 1800 804 255 Facsimile +61 2 9287 0303 Email westpac@linkmarketservices.com.au www.linkmarketservices.com.au ADDITIONAL REPORTING INFORMATION Visit the Investor Centre on the Westpac Group website for the 2015 Annual Report, Shareholder information including a full financial calendar, and more information about the Group: www.westpac.com.au/investorcentre Supplementary information about Westpac Group’s Full Year 2015 performance, including details about our approach to our strategic priorities and sustainability objectives, and material issues assessment, can be found online at www.westpac.com.au/2015AnnualReview WESTPAC INVESTOR RELATIONS Email investorrelations@westpac.com.au Telephone +61 2 8253 3143 www.westpac.com.au/investorcentre WESTPAC GROUP SUSTAINABILIT Y For questions and comments on our sustainability performance: Email sustainability@westpac.com.au Telephone +61 2 8254 8488 www.westpac.com.au/sustainability ASSURANCE Our adherence to the GRI G4 Reporting Framework and disclosures associated with alignment to the AA1000 Principles have been independently assured by Ernst and Young (EY). For further information please refer to the detailed assurance statement available online at www.westpac.com.au/2015AnnualReview For information on our compliance with International Agreements, including the United Nations Global Compact and Declaration on Human Rights, contact the General Manager of Group Corporate Affairs & Sustainability via the above details. WESTPAC GROUP’S 2015 REPORTING SUITE What’s What’s What’s important important important to you is important to us. 2015 Westpac Group Annual Review & Sustainability Report to you is important to us. 2015 Westpac Group Annual Report to you is important to us. 2015 Westpac Group Sustainability Performance Report The Westpac Group Annual Review & Sustainability Report 2015 is printed on PEFC certified paper. Compliance with the certification criteria set out by the Programme for the Endorsement of the Forest Certification (PEFC) means that the paper fibre is sourced from sustainable forests. 2015 Annual Review & Sustainability Report 2015 Annual Report 2015 Sustainability Performance Report Annual Review & Sustainability Report 2015 29

estpac GROUP --ur.1m --www.westpac.com.au